Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
KBW Inc.:
We consent to the incorporation by reference the registration statement (No-333-142327) on Form S-8 of KBW Inc. of our report dated February 27, 2008, with respect to the consolidated statement of financial condition of KBW Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which report appears in the December 31, 2007 Form 10-K of KBW Inc.
/s/ KPMG LLP
February 27, 2008